Exhibit 99.3

Q4-2013 Financial Results Conference Call March 3rd 2014

Q4-2013 Conference and webcast details 2 • CEO David Reis • CFO & COO Erez Simha • VP, Investor Relations Shane Glenn Speakers Live Dial-in Information PRIMARY DIAL-IN: (866) 318-8617 INTERNATIONAL DIAL-IN: (617) 399-5136 PARTICIPANT PASSCODE: 37260413 PRIMARY DIAL-IN: (888) 286-8010 INTERNATIONAL DIAL-IN: (617) 801-6888 AVAILABLE FROM: 3/03/2014 12:30 PM ET AVAILABLE TO: 3/10/2014 11:59 PM ET PARTICIPANT PASSCODE: 81235829 ONLINE LIVE WEBCAST AND REPLAY: http://www.media-server.com/m/p/p4rrw67g Replay Dial-in Information • CEO, MakerBot Bre Pettis

Stratasys Forward looking statement 3 Certain information included or incorporated by reference in this press may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to the company’s objectives, plans and strategies, statements that contain projections of results of operations or of financial condition (including, with respect to the MakerBot acquisition) and all statements (other than statements of historical facts) that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the company’s ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as the ability to complete the MakerBot acquisition and to successfully put in place and execute an effective post-merger integration plan; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the company operates; projected capital expenditures and liquidity; changes in the company’s strategy; government regulations and approvals; changes in customers’ budgeting priorities; litigation and regulatory proceedings; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and generally in the company’s annual report on Form 20-F for the year ended December 31, 2013 filed with the U.S. Securities and Exchange Commission and in other reports that the Company has filed with the SEC. Readers are urged to carefully review and consider the various disclosures made in the company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Record results include organic growth of 36% driven by Stratasys-Objet revenue synergies and broad-based demand for products and services Impressive contribution from MakerBot of $25 million for the fourth quarter as the desktop segment continues rapid expansion Strong non-GAAP net income growth of 59% to $25.8 million, or $0.50 per diluted share Launched multiple new systems and materials resulting from focused product development and industry-leading R&D investments 4 Summary & Outlook Increase in gross margins driven by sales of higher-margin systems and consumables Completed the first phase of the Stratasys-Objet integration and began alignment of R&D and operations

Financial Results Stratasys Ltd. Non-GAAP ($ in millions unless noted otherwise) Q4-12 Pro forma Q4-13 Change YOY Unit Sales 1,136 10,963 865.1% Total Revenue $96.4 $155.8 +61.6% Revenue/Employee 0.083 0.086 +2.6% Gross Profit % margin 55.7 57.8% 93.7 60.2% +68.2% Operating Expenses % of sales 37.4 38.8% 62.3 40.0% +66.7% Operating Profit % margin 18.4 19.1% 31.4 20.2% +71.2% Pre-tax Profit % margin 19.8 20.5% 30.8 19.8% +55.7% Tax Rate 17.0% 16.2% -4.3% EBITDA 22.7 36.0 +58.4% Net Income % margin 16.3 16.9% 25.8 16.6% +58.6% EPS (Diluted) $0.40 $0.50 +24.4% Diluted Shares 40.3 51.4 +27.5% 5 Quarter Highlights: – Revenue growth of 61.6% YOY – Organic revenue growth of 36% – MakerBot contribution of $24.9 M – GM rose to 60.2% from 57.8% – Net income growth of 58.6% YOY – EPS of $0.50 versus $0.40

$81.7 $82.8 $90.4 $108.3 $135.6 $14.7 $15.4 $16.3 $17.7 $20.2 Q4-12 Q1-13 Q2-13 Q3-13 Q4-13 Product Revenue Service Revenue $81.7 $135.6 $14.7 $20.2 Q4-2012 Q4-2013 Product Revenue Service Revenue Financial Results Revenue Stratasys Ltd. Non-GAAP ($ in millions) 6 Total Revenue - Quarter Total Revenue – Quarterly Trend +66% +37% Quarter Highlights: – System revenue +80% YOY – Consumable revenue +40% YOY – Customer Service revenue +37% YOY – RedEye revenue +22% YOY * Periods prior to 2013 are pro forma including Objet, Ltd.

Financial Results System Unit Sales1 Stratasys Ltd. 7 1,136 10,963 Q4-2012 Q4-2013 System Unit Sales Total Units – Quarter Total Units – Quarterly Trend (1) Includes systems sold by Stratasys, Inc., Objet Ltd., and Solidscape Inc. in all periods; and units for Makerbot starting only on August 15, 2013 Quarter Highlights: – MakerBot impact – Strong growth across all product lines – Organic unit sales +44% 1,136 1,168 1,261 5,925 10,963 Q4 '12 Q1 '13 Q2 '13 Q3 '13 Q4 '13 System Unit Sales

62.4% 63.9% 62.9% 62.3% 62.9% 32.5% 32.1% 38.5% 37.6% 41.9% 57.8% 59.0% 59.2% 58.8% 60.2% Q4 '12 Q1 '13 Q2 '13 Q3 '13 Q4 '13 Product Gross Margin Service Gross Margin Total Gross Margin Gross Margin – Quarterly Trend ($ in millions unless noted otherwise) Q4-12 Q4-13 % Change YOY Product Revenue % of sales $81.7 84.7% $135.6 87.1% +66.1% Service Revenue % of sales 14.7 15.3% 20.2 12.9% +36.9% Product Gross Profit % margin 50.9 62.4% 85.3 62.9% +67.4% Service Gross Profit % margin 4.8 32.5% 8.4 41.9% +76.6% Total Gross Profit % margin 55.7 57.8% 93.7 60.2% +68.2% Financial Results Gross Profit Stratasys Ltd. Non-GAAP 8 Quarter Highlights: – Higher-margin system and consumable sales – Service margin improvement – Better overhead coverage * Periods prior to 2013 are pro forma including Objet, Ltd.

($ in millions unless noted otherwise) Q4-12 Q4-13 % Change YOY R&D Expense % of sales 9.2 9.6% 15.5 9.9% +67.7% SG&A Expense % of sales 28.1 29.2% 46.8 30.1% +66.4% Total Operating Exp. % of sales 37.4 38.8% 62.3 40.0% +66.7% Total Operating Profit % margin 18.4 19.1% 31.4 20.2% +71.2% 9.6% 10.1% 8.9% 9.5% 9.9% 29.2% 28.2% 29.9% 30.1% 30.1% 19.1% 20.7% 20.3% 19.2% 20.2% Q4 '12 Q1 '13 Q2 '13 Q3 '13 Q4 '13 R&D Expenses (% of sales) SGA Expenses (% of sales) Operating Margin Operating Profit Analysis – Quarterly Trend Financial Results Operating Profit Stratasys Ltd. Non-GAAP 9 Quarter Highlights: – Strong system, consumables and service sales – Investing for future growth * Periods prior to 2013 are pro forma including Objet, Ltd.

Q4-2013 (YOY) Units Dollars System Revenue +865% +80% Consumable Revenue -- +40% Customer Service Revenue -- +37% RedEye Parts Services -- +22% Financial Results Growth Drivers Stratasys Ltd. Non-GAAP 10

Financial Results Revenue Geographic Mix Stratasys Ltd. Non-GAAP 11 North America 55% EMEA 27% APAC 17% Other 1% Geographic Sales Q4-2013 North America 50% EMEA 29% APAC 19% Other 2% Geographic Sales Q4-2012 * Periods prior to 2013 are pro forma including Objet, Ltd.

Financial Results Balance Sheet Summary Stratasys Ltd. ($ in millions unless noted otherwise) 12 Selected balance sheet items ($mm) Q3-13 Q4-13 Cash , Bank Deposits & Investments $616.5 $616.1 Accounts Receivable 86.6 99.2 Inventories 79.8 88.4 Net Working Capital 709.5 714.4 Highlights – $616.1 M in cash, bank deposits & investments – Cash flow from operations was $15.6 M – Additional flexibility with $250 M credit facility

13 $277 $359 $487 $660-680 $0.94 $1.49 $1.84 $2.15 – $2.25 $0.75 $1.25 $1.75 $2.25 $2.75 $- $100.00 $200.00 $300.00 $400.00 $500.00 $600.00 $700.00 FY11 FY12 FY13 FY14 (guidance) Revenue (millions) Diluted EPS Financial Results & Projections Stratasys Ltd. Non-GAAP unless noted otherwise) * Periods prior to 2013 are pro forma including Objet, Ltd.

Reconciliation of GAAP to Non-GAAP Guidance ($ in millions unless noted otherwise) Revenue $660 to $680 Non-GAAP Net Income $113.3 to $118.6 (1) Stock-Based Compensation Exp. $25.1 - $28.2 (2) Amortization of Intangibles $64.8 (3) Merger-Related Expenses $8.8 - $9.8 GAAP Net Income $10.5 – $19.9 GAAP Diluted EPS $0.20 – $0.38 Non-GAAP Diluted EPS $2.15 - $2.25 Fiscal 2014 Financial Guidance Revenue (M) $660 - 680 Non-GAAP Diluted EPS $2.15 - $2.25 Financial Guidance Revenue and Earnings Guidance Stratasys Ltd. Non-GAAP 14

Revenue growth Operating margin1 Net income margin1 Effective tax rate1 +20% 20% – 25% of sales 15% – 20% 16% - 21% of sales Financial Guidance Long-Term Target Operating Model Stratasys Ltd. Non-GAAP 15 1 Non-GAAP.

Lead the Prototyping Market Expand Direct Digital Manufacturing Improve on 3D Printing Accessibility Improve Customer Intimacy 16 Stratasys Strategic Imperatives Introduce New Niche Vertical Applications Accelerate New Solutions to the Market

Stratasys Objet Connex3 Color Multi-material 3D Printer 17 Multi-material, color 3D printer • Simultaneously jets three base materials • Each combination creates a vibrant color palette up to 46 tints – with a total of 10 palettes • More than 500 material options, including rigid, rubber-like and clear • New materials cabinet allows for long unattended builds • Build envelope: 490×390×200 mm (19.3×15.4×7.9 in)

18

Stratasys

CES Product Launches

MAKERBOT REPLICATOR 3D PRINTERS

FIFTH GENERATION



MAKERBOT REPLICATOR MINI

MAKERBOT REPLICATOR

MAKERBOT REPLICATOR Z18

Stratasys FOR A 3D WORLD™

Stratasys Materials 19 Nylon 12 • Flexible: elongation-at-break surpasses other 3D printed Nylon 12 material by up to 100% • Tough: First semi-crystalline material and the toughest Stratasys material • Specifically engineered for Fortus Systems • Targets: aerospace, automotive, home appliance and consumer electronics Digital ABS2 • Second generation of Digital ABS • Produces thin-walled models with high dimensional stability • Designed for PolyJet 3D Printers • Available in ivory and green

Stratasys Channel Expansion and Go-to-Market 20 A m e r i c a s E u r o p e A s i a P a c i f i c M i d d l e E a s t

Stratasys Channel Expansion and Go-to-Market 21 A m e r i c a s E u r o p e A s i a P a c i f i c M i d d l e E a s t Korea

Stratasys Channel Expansion and Go-to-Market 22

Stratasys Vertical Expansion: Education 23 + We are on a mission to put a MakerBot Desktop 3D Printer in every school in the United States of America Projects Funded: 854 Students Impacted: 200,000

24

Stratasys

Vertical Expansion:

Dental

Objet Eden260V Dental Advantage 3D Printer

- Produces highly accurate dental and orthodontic models, and surgical guides
- Affordable access to digital dentistry
- Target: Dental labs

VeroGlaze (MED620) Dental Material

- Natural color - A2 teeth shade
- Accurate detail visualization with high dimensional stability
- For use with Objet EdenV and OrthoDesk 3D Printers


Stratasys
EDEN260V



Stratasys
FOR A 3D WORLD

Stratasys Vertical Expansion: Manufacturing 25 Stratasys Fortus Production Line Driving DDM • Italian service bureau Spring SLR added second Fortus 900mc to support DDM applications • Stratasys FDM technology leading to 66% faster turnaround times and 50% cost savings, compared to traditional manufacturing techniques • Use of Stratasys materials has lead to 60% reduction in weight of an airline armrest

Stratasys MakerBot 3D Printing Ecosystem: Thingiverse 26 • 3D Design Community for discovering, printing, and sharing 3D models • Easiest and largest place to browse 3D models • Over 178,000 total users • Over 218,000 downloadable Things • In December alone, 21,000 Things uploaded • In 2013, the site was visited nearly 16 million times, with 600,000 unique visitors

27

Stratasys

MakerBot 3D Printing Ecosystem:

MakerBot Apps

MakerBot Digital Store


02:34:35

MAKERBOT MOBILE


INTRODUCING
THE MAKERBOT DIGITAL STORE

MAKERBOT DIGITAL STORE



MAKERBOT DESKTOP


TWO MEN
ENTER
ONE MAN
LEAVES

MAKERBOT PRINTSHOP

Stratasys
FOR A 3D WORLD™

Record fourth quarter results with positive momentum across all product lines Strong organic growth driven by merger synergies and robust market demand Multiple new product introductions that address broad customer needs Expanding reach through new channel initiatives and strategic partnerships 28 Summary & Outlook MakerBot product sales growing rapidly Multiple new internal projects and evaluating acquisitions to drive future growth

XX March 2013 We are Stratasys We shape lives by revolutionizing the way things are made We are innovation We are fearless leaders We are customer driven Our quality matters Our people make the difference

30 Reconciliation of Pro Forma GAAP to Pro Forma Non-GAAP Results of Operations Stratasys Ltd. Combined ($ in thousands except per share data) Q4-12 Q4-12 Pro Forma Pro Forma Q4-13 Q4-13 GAAP Adjustments Non-GAAP GAAP Adjustments Non-GAAP Net sales Products 81,651 $ - $ 81,651 $ 134,943 $ 668 $ 135,611 $ Services 14,711 - 14,711 20,142 - 20,142 Cost of sales Products 41,641 (10,936) 30,705 65,088 (14,765) 50,323 Services 10,329 (397) 9,932 12,195 (495) 11,700 Gross profit 44,392 11,333 55,725 77,802 15,928 93,730 Operating expenses Research and development, net 10,210 (988) 9,222 17,669 (2,207) 15,462 Selling, general and administrative 38,200 (10,059) 28,141 64,462 (17,633) 46,829 Change in fair value of earn-out obligations - - - (853) 853 - Operating income (loss) (4,018) 22,380 18,362 (3,476) 34,915 31,439 Other expense (income) 1,408 - 1,408 (650) - (650) Income (loss) before income taxes (2,610) 22,380 19,770 (4,126) 34,915 30,789 Income taxes (benefit) 747 2,606 3,353 (2,137) 7,133 4,996 Net income (loss) (3,357) 19,774 16,417 (1,989) 27,782 25,793 Net income attributable to non-controlling interest 158 - 158 - - - Net income (loss) attributable to Stratasys Ltd. (3,515) $ 19,774 $ 16,259 $ (1,989) $ 27,782 $ 25,793 $ EPS (Diluted) (0.09) $ 0.40 $ (0.07) $ 0.50 $

31 Reconciliation of Non-GAAP Adjustments Stratasys Ltd. Combined Q4-12 Q4-13 Net sales, products Deferred revenue step-up - $ 668 $ Cost of sales, products Intangible assets amortization expense (10,260) (14,233) Non-cash stock-based compensation expense (361) (496) Merger related expense (315) (36) (10,936) (14,765) Cost of sales, services Non-cash stock-based compensation expense (397) (424) Merger related expense - (71) (397) (495) Research and development, net Non-cash stock-based compensation expense (988) (925) Performance bonus expense - (1,282) (988) (2,207) Selling, general and administrative Intangible assets amortization expense (2,375) (5,319) Non-cash stock-based compensation expense (5,187) (4,954) Merger related expense (2,497) (2,724) Performance bonus expense - (4,636) (10,059) (17,633) Change in fair value of earn-out obligation Earn-out obligation expense - 853 Income taxes Tax expense related to non-GAAP adjustments 2,606 7,133 Net income 19,774 $ 27,782 $